Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 22, 2014

VIA EDGAR TRANSMISSION

Mr. Jeff Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Shenkman Floating Rate High Income Fund (S000046128)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of June 27, 2014, to the Trust’s Post-Effective Amendment (“PEA”) No. 593 to its registration statement.  PEA No. 593 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on May 9, 2014, for the purpose of adding a new series to the Trust: Shenkman Floating Rate High Income Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus Comments

1.
Staff Comment: Please confirm that the amount of 0.01% listed in the “Annual Fund Operating Expenses” table for the Acquired Fund Fees and Expenses (“AFFE”) is a good faith estimate of the Fund’s AFFE.

Response: The Trust confirms that the amount of 0.01% is a good faith estimate of the Fund’s AFFE for the first year of the Fund’s operation.

2.
Staff Comment: With respect to the Fund’s “Annual Fund Operating Expenses” table on page 1, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s “Annual Fund Operating Expenses” table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response: The Trust has considered this comment again and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by DWS Securities Trust (e.g., DWS RREEF Real Estate Securities Income Fund), Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund) and Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund).

3.
Staff Comment: In the “Annual Fund Operating Expenses” table, the Staff suggests that footnote (1) should also be placed next to the line item “Acquired Fund Fees and Expenses” so that it includes both footnotes (1) and (2).  In addition, the Staff suggests merging footnotes (1) and (2) together into one footnote and then modifying the footnotes in the table accordingly.

Response: The Trust responds by adding footnote “(1)” next to the “Acquired Fund Fees and Expenses” line item in the “Annual Fund Operating Expenses” table.  The Trust also responds by merging footnotes (1) and (2) into one footnote and revising the footnote as follows: “(1) Other expenses and acquired fund fees and expenses (“AFFE”) are based on estimated amounts for the current fiscal year.  AFFE are the indirect cost of investing in other investment companies.”  Additionally, the Trust revises footnote (3) in the table and the narrative footnote below the table to reflect footnote “(2)”.

4.
Staff Comment: With regard to the Fund’s investments in fixed income securities, the Staff suggests adding into the Principal Investment Strategies of the Fund section on page 2, information about the maturity of the securities, taking disclosure from the “Corporate Debt Obligations Risk” and adding it into the Principal Investment Strategies section.

Response: The Trust responds by taking the first sentence of the “Corporate Debt Obligations Risk” disclosure (“The Fund may invest in corporate fixed-income securities and loans of any maturity or credit quality.”) and inserting it after the first sentence of the second paragraph in the Principal Investment Strategies of the Fund section on page 2 and after the first sentence of the second paragraph in the Principal Investment Strategies section on page 6.

5.
Staff Comment: With regard to the “Bank Loan Risk” disclosure, the Staff suggests adding the reference that the loans may be unsecured into the Principal Investment Strategies sections on pages 2 and 6.

Response: The Trust responds by revising the first sentence of the first paragraph in the Principal Investment Strategies sections on pages 2 and 6 as follows: “Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of senior secured and unsecured floating rate bank loans and other floating rate securities.

6.
Staff Comment: With regard to the “Redemption ‘In-Kind’ Risk,” the Staff asks why this risk is highlighted as a principal risk?  If the Trust believes that redemption in-kind will be part of the normal operations of the Fund and this risk is a principal risk of the Fund, please consider disclosing the risk in more detail on page 4 by taking information discussed in the “Redemption ‘In-Kind’ Risk” on page 12 and adding it to that same risk disclosure on page 4.

Response: The Trust responds by confirming that redemptions in-kind will not be part of the normal operations of the Fund.  Accordingly, the Trust will delete the “Redemption ‘In-Kind’ Risk” from pages 4 and 12.

7.
Staff Comment: On page 6, in the Principal Investment Strategies section, the Staff suggests that information which was already stated previously in the Principal Investment Strategies of the Fund section on page 2, does not need to be repeated.

Response: Following additional review of the disclosure provided pursuant to Item 9 under Form N-1A, with a particular focus on information previously stated pursuant to Item 4, the Trust responds by respectfully declining to modify the Item 9 disclosure believing that the repetition of information included in Item 9 is necessary to provide the shareholder a fully detailed illustration of the investment strategies of the Fund.

8.
Staff Comment: In the Similarly Managed Account Performance section on page 15, it states that the composite performance “excludes multi-sector and structured funds.”  Please explain what multi-sector and structured funds are and why it is appropriate to exclude them from the composite performance information.

Response: The Trust responds that “multi-sector funds” refer to private investment vehicles that invest in multiple investment strategies at the same time; specifically, the Advisor typically allocates assets among any of the following investment strategies: high yield bond, opportunistic (stressed/distressed), convertible bond and bank loan.  While these multi-sector funds may invest in the same bank loans as the accounts in the Shenkman Capital Bank Loan Composite, it would be inappropriate to include these funds in the Shenkman Capital Bank Loan Composite because such funds do not have investment objectives, policies, strategies and risks substantially similar to the accounts that comprise the Shenkman Capital Bank Loan Composite.  Additionally, “structured funds” refer to collateralized loan obligations, which are considered highly leveraged private investment vehicles and are not managed by the Advisor in a substantially similar manner to the Fund.

9.
Staff Comment: In that same section, the third paragraph states: “Returns of the Shenkman Capital Bank Loan Composite are presented gross and net of management fees. … The performance returns reflect the deduction of all investment expenses without provision for federal or state income taxes.”   The Staff notes that performance must be shown “net of fees” in accordance with SEC guidance, including Clover Capital Management Inc., SEC Staff No-Action Letter (Oct. 28, 1986), and must reflect the deduction of management fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid, with the exception of custodial fees.  The Staff asks the Trust to confirm that the net returns of the Shenkman Capital Bank Loan Composite are shown net of all fees and expenses other than custodial fees.

Response: The Trust responds by confirming that the net returns of the Shenkman Capital Bank Loan Composite are presented net of all fees and expenses, including management fees and investment expenses, with the exception of custodial fees.  Accordingly, the Trust responds by revising the relevant part of the third paragraph as follows:

“Returns of the Shenkman Capital Bank Loan Composite are presented gross and net of all fees and expenses, including management fees and investment expenses, other than custodial fees, if any.  Performance results include the reinvestment of all interest, distributions and other earnings and take~~s~~ into account realized and unrealized gains and losses.  The performance returns presented are returns before taxes, if any.  ~~reflect the deduction of all investment expenses without provision for federal or state income taxes.  Custodial fees, if any, were not included in the calculation.~~  The Shenkman Capital Bank Loan Composite includes both tax-exempt and taxable accounts.”

10.
Staff Comment: In that same section, the fourth paragraph states “if the Shenkman Capital Bank Loan Composite’s expenses were adjusted for the Fund’s Institutional Class expenses, its net performance would have been higher than shown.”  Please explain why the Trust believes it is appropriate to use net performance versus gross performance and if gross performance would have been lower, please disclose this fact.

Response: The Trust responds by removing the reference to net performance to reflect the impact of the Fund’s Institutional Class expenses on the Shenkman Capital Bank Loan Composite’s performance (gross and net of all fees and expenses).  Additionally, the Trust makes the following revision to the second paragraph in the Similarly Managed Account Performance section on page 16 as follows: “The fees and expenses associated with an investment in the Shenkman Capital Bank Loan Composite are ~~higher~~ lower than the fees and expenses (after taking into account the Expense Cap) associated with an investment in the Fund’s Institutional Class shares.  Accordingly, if the Shenkman Capital Bank Loan Composite’s expenses were adjusted for the Fund’s Institutional Class expenses, its ~~net~~ performance would have been ~~higher~~ lower than shown.”

11.
Staff Comment: In that same section, the last paragraph states that “The Advisor’s method of calculating performance differs from the SEC’s standardized method of calculating performance and may produce different results.”  Please disclose how the performance is calculated and how it differs from the SEC’s method.

Response: The Trust responds by clarifying that the Advisor claims compliance with the Global Investment Performance Standards (“GIPS®”) and has prepared and presented the performance results for the composite in compliance with the GIPS® standards. The composite has been independently verified for the period January 1, 1999 through December 31, 2013.  Verification assesses whether (1) the firm has complied with all the composite construction requirements of the GIPS® standards on a firm‐wide basis and (2) the firm’s policies and procedures are designed to calculate and present performance in compliance with the GIPS® standards. Verification does not ensure the accuracy of any specific composite presentation.

The composite is comprised of all fee-paying, discretionary accounts utilizing the Advisor’s bank loan investment strategy.  Accounts in the composite do not employ leverage or use margin when investing.   The Advisor’s monthly composite returns are calculated by weighting each account’s monthly return by its beginning fair value as a percentage of the total composite beginning fair value.  Quarterly and annual composite returns are calculated by geometrically linking the monthly composite returns.  The rates of return of the accounts in the composite are compiled using time weighted rates of return that adjust for daily weighted cash flows, which are then geometrically linked to calculate monthly, quarterly and annual returns, respectively.  In all periods, cash flows consist primarily of capital contributions, withdrawals and management fees.

Accordingly, the Trust will revise the last paragraph in the Similarly Managed Account Performance section on page 16 to read as follows:  “The Advisor claims compliance with the Global Investment Performance Standards (“GIPS®”).  The GIPS® method of calculating performance differs from the SEC’s standardized method of calculating performance and may produce different results.  The Advisor’s compliance with GIPS® standards has been independently verified for the period January 1, 1999 through December 31, 2013. The verification report is available upon request to the Advisor at www.shenkmancapital.com.”

Statement of Additional Information Comments

1.
Staff Comment: In the Investment Restrictions section, on page B-15, number 5 has a parenthetical that references investments in the securities of other investment companies.  Please confirm that the Fund is aware that when investing in other investment companies, the Fund has an obligation to use “reasonable efforts” to analyze the investments in other investment companies to prevent concentration.

Response: The Trust responds by confirming that the Trust uses efforts that meet or exceed “reasonable efforts” to analyze the investments in other investment companies to prevent concentration by assessing and categorizing investments in other investment companies at the fund level (e.g., a primarily real estate fund would be categorized as 100% real estate).

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust